Exhibit 99.1

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Paul Scott
Taylor Rafferty, London
+44-20-7614-2900

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES 1H2005
CONSOLIDATED RESULTS FOR ITS SUBSIDIARY BANCO ESPÍRITO
SANTO (Unaudited)

Luxembourg/Portugal – July 28, 2005 – Espirito Santo Financial Group S.A. (Luxembourg and Euronext Lisbon: ESF) announces the 1H2005 results for its subsidiary Banco Espirito Santo (“BES”).

HIGHLIGHTS

Net income (IFRS) rose to euro 149.0 million in the first half of 2005, up by 13.0% from the first half of 2004 results (PABS – Portuguese accounts for the banking system), which corresponds to ROE of 13.6%. 2004 first half results under IFRS stood at euro 74 million, penalised by pension costs.

Banking income grew by 2.6%, subdued by poor economic activity, low interest rates, capital markets and aggressive competition with direct impact on net interest income and commissioning.

Operating costs dropped by 6.3%, pulled by decrease of pension costs and significant reduction in depreciation. Productivity and efficiency continue to reflect a consistent improvement trend.

Sound business growth: customer loans, including securitisation, increased by 9.8% whereas total customer funds grew 5.0% pushed by off-balance sheet products (+17.5%).

Clearly positive Assurfinance results, namely in the new product called “T-Card”: 12 000 new clients acquired; mortgage production represents 15% of total BES new mortgage production; the number of cards issued reached 15 000.

Credit provision reinforcement policy has been maintained, improving the overdue loans coverage ratio (over 90 days) to 181.1% (156.1% in June 2004).

Significant gains in the main equity exposures in the available for sale portfolio, which unrealised capital gains reached euro 128.1 million as of 30 June 2005 (euro 48.2 million in March 2005).

Bes Group received several awards in the Investor Relations area, from which we highlight the following: Best Annual Report among the Financial Institutions, Best Corporate Governance Information, Best Financial Institution in Research.

INDEX

1.	Foreword on the new regulatory framework

2.	Economic overview

3.	Results

3.1 Net interest income

3.2 Fees and commissions

3.3 Capital markets results and other

3.4 Operating costs

4.	Activity summary

5.	Asset quality, provisioning and solvency

6.	Productivity

7.	Profitability

8.	Bank of Portugal reference indicators

9.	Direct banking and other

Index

1. FOREWORD ON THE NEW REGULATORY FRAMEWORK

The Regulation (EC) 1606/2002 of 19 July, 2002 of the European Parliament and of the Council defines that companies with securities listed on a regulated market of any Member State should prepare their consolidated accounts for each financial year starting 1 January 2005, and thereafter, under the International Financial Reporting Standards (IFRS), also known as the International Accounting Standards (IAS). When this regulation was transposed into the Portuguese legislation, the Bank of Portugal issued the Notice N. 1/2005 that established the standards and reporting model for the institutions subject to its supervision. Given that BES is subject to these rules, the 2005 full year and interim financial statements were prepared under the IFRS.

Furthermore, and due to this change in the accounting regulations, BES Group’s 2005 financial statements (prepared under the IFRS/IAS) are not directly comparable with the financial statements disclosed in 2004, which had been prepared under the [Portuguese] Plan of Accounts for the Banking System (PABS), as defined by instruction N. 4/96 and N. 71/96 from the Bank of Portugal.

Therefore, in order to make the financial statements comparable, and in line with the recommendations of the Committee of European Securities Regulators (CESR) and the Portuguese Securities Market Commission (CMVM), the BES Group has restated its 2004 financial statements applying IAS/IFRS, except IAS 32 and IAS 39 application, as allowed by IFRS 1.

According to the Instruction N. 23/2004 from the Bank of Portugal, the individual accounts and only the individual accounts, are to be prepared under the Adjusted Accounting Standards (AAS) from 2005 onwards. The AAS framework is similar to the IAS/IFRS, except on the following issues:

•	maintains the old method for valuation and provisioning of loans granted;

•	defers the accounting adjustment arising from recognition of certain liabilities related to retirement pensions and post-retirement health benefits;

•	does not allow fair value application to tangible assets.

Index

2. ECONOMIC OVERVIEW

World economic forecasts were reviewed downwards during the first half of 2005, generalising the expectation of an activity slowdown in the United States, Europe and Asia as from the second half of the year. This was in part due to the persistently high levels of oil prices – Brent barrel price jumped by 36.3% in the first six months of the year to USD 54.85 – as well as to the rise in the US reference rates, and its medium term potential subduing effect on the North-American and global economies.

Thus, the main US stock market indices dropped during the first half of the year (although recovered slightly in the second quarter): the Nasdaq fell by 5.45%, while the general Dow Jones and S&P 500 indices were down by 4.71% and 1.7% respectively. Despite the fall in the economic agents’ confidence levels, the US economy maintained a favourable performance, with positive signs in labour and housing markets. Nevertheless, European stock markets rose, driven by interest rates at historically low levels (BCE refi rate at 2%) and the euro’s downward trend against the dollar (-10.78% in 1H05, to EUR/USD 1.2094, with potential benefits for the export sector). Hence the Paris CAC 40 is up by 10.68%, the Frankfurt DAX – by 7.76% and the Madrid IBEX 35 – by 7.74%. Portugal’s PSI20 fell by 1.18%.

In the Euro Area, economic activity is thought to have cooled, with GDP levels going from 0.5% in Q1 to 0.3% in Q2. No signs of inflationary pressures, given the current situation marked by corporate restructuring efforts and high levels of unemployment translating into a continuous deceleration of labour costs.

In Portugal, the real GDP growth in H1 was close to zero, reflecting the downturn trend in economic activity (particularly visible in industrial production and residential housing indices). Consumer confidence levels dropped sharply in June, interrupting the recovery observed earlier in 2005.

Index

3. RESULTS

2005 first half net income totalled euro 149.0 million, compared to euro 131.8 million in the first half of 2004, under the accounting regulations in force at the time (PABS) and euro 74.0 million, under the IFRS1. Please note that the 2004 year-end results, restated under IFRS, were negatively influenced by disability retirement costs that occurred during that year.

The table below shows the income statement for 2005 first half along with the 2004 comparative data:

Income Statement

					Euro million

			June		%

		2004	2004	2005
		PABS	IFRS	IFRS	IFRS

	Net Interest Income	352.1	349.5	345.7	–1.1
(+)	Fees and Commissions	275.9	275.9	255.4	–7.4
(=)	Commercial Banking Income	628.0	625.4	601.1	-3.9
(+)	Trading and Other Results	93.0	75.2	118.0	56.9
(=)	Banking Income	721.0	700.6	719.1	2.6
(-)	Operating Costs	363.7	429.6	402.6	–6.3
(=)	Gross Results	357.3	271.0	316.5	16.8
(-)	Net Provisions	179.5	155.5	146.1	–6.0
	Credit	131.8	131.8	120.5	–8.6
	Securities	6.0	6.0	17.9	198.3
	Other	41.7	17.7	7.7	–56.5
(=)	Income before Taxes and Minorities	177.8	115.5	170.4	47.5
(-)	Taxes	24.5	26.2	19.4	–26.0
(=)	Income after Taxes	153.3	89.3	151.0	69.1
(-)	Minority Interests	21.5	15.3	2.0	–86.9
(=)	Net Income	131.8	74.0	149.0	101.4

1 IAS 32 and 39 were not applied in 2004, based on IFRS 1.

Index

3.1 Net Interest Income

Net interest income, at euro 345.7 million, reflecting a YoY drop of 1.1%.

The first half of the year continued to feature the same external constraints that have been negatively influencing the progress of net interest income, namely pressure on credit products spreads, particularly in lower risk segments, and the continuing very low level of euro interest rates, hampering the profitability of funds. These adverse factors were to some extent offset by the positive impact of business growth, namely in loans that grew 9.8% (including securitised loans) YoY.

IFRS has brought yet another constraint, introducing more restrictive criteria for hedging policies definition. This obliged, as from 1 January 2005, to reclassify part of the derivatives transactions from the hedging portfolio to the trading portfolio, which means that the corresponding results were recognised as results from financial operations instead of net interest income.

3.2 Fees and Commissions

The performance of fees and commissions in the first half of the year has been conditioned by the volatile nature of investment banking activities and the adverse effects of fierce competition backed by aggressive promotion of sharp price reductions and even free services. Furthermore, the introduction of IFRS has lead to accrual of fees of commissions.

Fees and Commissions

			Euro million

	June

	2004	2005	%
	IFRS	IFRS

Fees and Commissions based on applicable rules	275.9	255.4	–7.4
Investment Banking Effect	(37.4)	(24.1)	–
Deferred Commissions effect	(10.6)	–	–

Comparable Fees and Commissions	227.9	231.3	1.5

BES Group Fees and Commissions went up by 1.5% on a comparable basis (i.e. with accruals and investment banking activity effects).

Index

3.3 Capital markets results and other

IFRS adoption has introduced significant changes to trading results analysis:

•	New classification of securities portfolios, that are now subject to the fair value revaluation principle (market price or fair value), with potential impact on the income statement or equity; and

•	More restrictive criteria in hedging policies definition, specifically when more volatile instruments such as derivatives are used.

Capital markets and other results reached euro 118.0 million in 2005 first half. As in the past, these results were based diversification of market risk. In the second quarter of 2005 we have increased emphasis on emerging markets trading, with a special focus on Latin American countries. Both interest rate and exchange rate performance was favourable, thus compensating the flattening yield curves of European and US markets as well as the negative performance of the domestic market.

3.4 Operating costs

Operating costs reached euro 402.6 million in the first half of 2005, corresponding to a YoY drop of 6.3%. The cost reduction has been underpinned by lower investment, translating into a 20.4% drop in amortisation and depreciation, as well as by lower pension costs, which in 2004 were influenced by disability retirement costs.

Operating Costs

				Euro million

		June		%

	2004	2004	2005	IFRS
	PABS	IFRS	IFRS

Staff Costs	161.7	236.5	202.6	–14.2
Salaries	148.6	171.1	175.8	2.7
Pensions	13.1	65.4	26.8	–58.9
Other Admin Expenses	136.3	142.6	159.8	12.1
Depreciation and Amortisation	65.7	50.5	40.2	–20.4

Operaing Costs	363.7	429.6	402.6	–6.3

Index

Staff costs, driven by the annual salary increases and promotions, went up by 2.7%. These costs already include the accrual of employee bonuses, which will naturally be subject to adjustments during the year.

General administrative costs, though slowing down when compared to Q1, rose by 12.1% (14% in Q1). The cost of information and operative systems changes due to Basel II compliance projects as well as adaptation to the introduction of the IFRS totalled euro 12 million. A further euro 2.1 million was spent on promotion of “T-Card” project, an Assurfinance project focused on acquiring Clients from Tranquilidade that are not yet BES Clients.

Excluding the above mentioned projects costs and pension costs, the administrative costs would have fallen by 0.7%.

4. ACTIVITY SUMMARY

BES Group’s activity during the first quarter of the year continued to focus on the following key commercial factors:

•	Differentiation through quality;

•	Commitment to the higher value Clients and products;

•	Specific value proposition for the Clients of Tranquilidade.

The Group maintained a strong commercial activity, with total assets rising by 14.8% and customer loans by 9.8%. Total customer funds grew by 5.0%, despite the increasing competition and the increase of migration of savings to alternative products, namely off- balance sheet products.

Index

Main business variables

					Euro million

			June
					%
		2004	2004	2005	IFRS
		PABS	IFRS	IFRS

	Total Assets(1)	60 945	58 042	66 603	14.7

	Net Assets	44 082	41 568	46 999	13.1
	Gross Loans (including securitised)	29 819	29 943	32 885	9.8
	Mortgage	10 737	10 737	11 694	8.9
	Other Loans to Individuals	1 505	1 505	1 728	14.8
	Corporate	17 577	17 700	19 463	10.0
	Loans to Individuals / Gross Loans (%) (2)	37.2	37.0	35.4	-1.6 p.p.
	Customer Funds
+	Deposits and equivalents (3)	21 190	21 250	20 509	–3.5
+	Debt Securities placed with Customers	5 110	3 207	3 581	11.7
=	On-Balance Sheet Customer Funds	26 300	24 457	24 090	-1.5
+	Off- Balance Sheet Customer Funds	12 637	12 637	14 843	17.5
=	Total Customer Funds	38 937	37 094	38 933	5.0

	Transformation Ratio (%) (2)	102	112	122	10 p.p.

	(1) Net Assets + Asset Management + Other Off-Balance Sheet Funds + Securitised Credit
	(2) Considering On- Balance Sheet Credit
	(3) Includes: Deposits and Deposit Certificates

Credit displayed balanced growth, with mortgage loans rising by 8.9% and corporate loans advancing by 10%. Other loans to individuals were up by 14.8%, driven by Plano BES 95, that reached euro 149 million in total amount placed until 30 June 2005.

Loans to Customers

								Euro million

	Jun,04		Jun,04		Jun,05
	PABS		IFRS		IFRS		IFRS (%)

	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including
	securitised	securitised	securitised	securitised	securitised	securitised	securitised	securitised
	credit	credit	credit	credit	credit	credit	credit	credit

Gross Loans	27 587	29 819	28 100	29 943	30 115	32 885	7.2	9.8
Mortgage	8 923	10 737	8 923	10 737	8 924	11 694	0.0	8.9
Other Loans to Individuals	1 346	1 505	1 476	1 505	1 728	1 728	17.1	14.8
Corporate	17 318	17 577	17 700	17 700	19 463	19 463	10.0	10.0

Index

Regarding the BES Investimento (BESI) activity we highlight the following operations in the M&A area: (i) advisory WhatEverNet that sold 99.69% of its capital to Pararede; (ii) advisory Salvador Caetano Group that bought 100% of Setucar Group capital; (iii) advisory to AII2IT that merged with Tecnidata.

In the Project finance area: (i) Lead financer of Concessão Rodoviária Litoral Centro (highway concessionary) that amounted euro 553 million; (ii) lead-arranger of financing of different wind energy parks, amounting euro 28 million; (iii) financial advisory to several bidders for 5 new no-toll highways in Spain.

In Brokerage, we highlight growth of 90% in the portfolio management activity;

In Capital markets – Fixed income, the highlight goes to: lead-arranger in financing of senior debt to Permira to acquire Supermercados Ahold in Spain. Regarding Variable income, the advisory services to EDA – Electricidade dos Açores in the privatization process of 33.92% of share capital deserves a comment. BES Group has a stake in this venture, that belongs to Bensaúde Group (leader) and Fundação Oriente. BAC – BES dos Açores (BES in the Azores islands) holds 6.5% and BES has a 9.5% in the joint holding. BAC has maintained a significant growth in mortgages and Clients funds that increased 20% and 13.4% respectively.

Banco Internacional de Crédito (BIC) has achieved significant results in the cross-selling activity. The cross-selling of Bancassurance (life and non-life) deserves a special note since generated 20% more fees YoY. BIC net profit stood at euro 22.1 million at half year end.

Espírito Santo Activos Financeiros (ESAF) has reached a 17% market share in the first half of the year in assets under management. Mutual Fund grew 30.8%, a growth rate that is significantly higher than the market average of 10.8%. In Portfolio Management ESAF reached 22% of market share where as in Real Estate funds maintained the leadership position with a 18.9% market share in Portugal.

As for the High Value Clients, the 360 and Small Businesses segments have maintained the positive performance, as a result of specialised approach for each segment. In the 360 segment the financial involvement and the number of Loyal

Index

Clients grew YoY by 11% and 8.5%, respectively. In the Small Businesses segment the financial involvement and the number of Loyal Clients grew YoY by 13% and 8.5%, respectively.

The Assurfinance Program was launched this year aimed at acquiring Tranquilidade Clients that are not yet BES Clients. Therefore a specific value proposition has been developed with T-Card being the star product. So far this venture has reached very positive results, regarding both the number of new Clients acquired (12 000), new mortgage production (weighting 15% of total BES production, vs. 12% as at June 2004) and T-Cards placed (15 000).

The Middle Market has also registered a positive performance, with an increase of financial involvement (14.9% YoY) and of the Client base (5% YoY).

In the international arena we highlight the activity undertaken by BESSA in Spain, whose assets under management grew by 17% (annualised) and loans and guarantees by 35%, as a result of a significant increase of Client acquisition and transactions. BESSA is now present in S. Sebastian and Marbella, thus increasing its coverage area to 26 main Spanish cities after the merger with Banco Inversión.

BES Angola reached a net profit of euro 10.3 million (the same as total of 2004). The bank increased its geographic coverage, opening new agencies in several provinces, including Zaire, which is the area of largest production of petroleum and natural gas, Cunene and Huíla.

5. ASSET QUALITY, PROVISIONING AND SOLVENCY

The introduction of the IFRS led to significant changes in the provisioning rules:

•	IFRS impairment methodology now applies to loans granted, which differs from the former by extending the method for discounting cash flows to all segments of credit;

•	in the portfolio of securities available for sale, unrealised capital losses in securities are no longer provisioned at all times, but only when there is evidence of impairment;

•	with regard to the remaining assets and contingencies, there are no significant changes versus the former policy adopted by the Group.

Index

As referred in the first quarter results presentation, and notwithstanding the new regulatory framework, an adjustment of euro 20 million was made in provisions for credit, mainly through application of the discounted cash flow method to certain credits for which provisions had not been calculated under this method.

In the first half of the year the Group maintained its traditionally prudent stance in credit provisioning, the provision charge totalling euro 120.5 million. Hence the provision coverage of overdue loans over 90 days rose to 181.1% (156.1% in June 2004), while the ratio of overdue loans over 90 days to total loans dropped to 1.50% (1.80% in June 2004). Overdue loans dropped by euro 71.4 million YoY, mainly due to a euro 71 million sale of mortgage overdue loans.

Asset Quality

					Change IFRS

		Jun,04	Jun,04	Jun,05
		PABS	IFRS	IFRS	absolute	relative (%)

Gross Loans	eur mn	27 587	28 100	30 115	2 015	7.2
Overdue Loans	eur mn	582.9	588.0	516.6	–71.4	–12.1
Overdue Loans > 90 days	eur mn	505.3	505.3	451.3	–54.0	–10.7
Overdue and Doubtful Loans (BoP) (a)	eur mn	586.4	586.4	562.0	–24.4	–4.2
Provisions for Credit	eur mn	788.7	788.7	817.3	28.6	3.6

Overdue Loans / Gross Loans	%	2.11	2.09	1.72		–0.37	p.p.
Overdue Loans > 90 Days / Gross Loans	%	1.83	1.80	1.50		–0.30	p.p.
Overdue and Doubtful Loans / Gross Loans	%	2.13	2.09	1.87		–0.22	p.p.

Coverage of Overdue Loans	%	135.3	134.1	158.2		24.1	p.p.
Coverage of Overdue Loans > 90 Days	%	156.1	156.1	181.1		25.0	p.p.
Coverage of Overdue and Doubtful Loans	%	134.5	134.5	145.4		10.9	p.p.

(a) According to BoP Circular-Letter no. 99/03/2003

Provisions for securities were reinforced by euro 17.9 million in the period, mainly due to the losses in PT Multimédia equity holding. Other provisions reinforcement led to a surplus of around euro 9 million that is intended to meet possible adjustments in impairment models. As for the highest equity exposures in the available for sale portfolio, there were significant improvements, except for Portugal Telecom Group.

Index

Available for sale portfolio

		Euro million

	Fair Value Reserves

	31-Mar-05	30-Jun-05

Portugal Telecom	–23.1	–63.5
PT Multimédia	10.0	0.7
Bradesco	58.1	185.5
BMCE Bank	1.4	3.6
Jerónimo Martins	1.8	1.8

	48.2	128.1

Value fluctuations in these investments are reflected into fair value reserves of shareholder equity. For capital ratio purposes, only 45% of potential gains are eligible for Tier II.

The Group’s solvency ratio remains at comfortable levels compared with the minimum requirements of the Supervision Authority.

Solvency
(Bank of Portugal)

Euro million

Jun, 05 (*)

Risk Weighted Assets	35 514
Regulatory Capital	4 192
Tier I	2 288
Tier II	1 967
Deductions	(63)
Preference Shares	600

Core Tier I	4.75%
Tier I	6.44%
Total	11.80%

(*) estimate

We remind that the impact of IFRS adoption on regulatory capital and risk assets is deferred for a period of 3 to 7 years.

At the end of the first half of the year, Standard & Poor’s reaffirmed its rating at “A-” for the medium term and long term debt and “A-2” for the short term, with stable outlook. The rating agency’s decision was based on the Group’s strong competitive position in retail, its adequate profitability based on operating efficiency as well as a more balanced funding structure and asset quality.

Index

6.	PRODUCTIVITY

Productivity and efficiency ratios continued to make good progress:

•	operating costs per unit of average net assets under management dropped from 2.12% to 1.82%;

•	total assets per employee reached nearly euro 9.2 million, corresponding to an increase of 15.7%;

•	the cost to income once again shows sustained improvement.

Productivity Indicators

	Jun,04	Jun,04	Jun,05
	PABS	IFRS	IFRS	IFRS

Cost to Income (incl. Capital Markets)	50.2%	61.3%	56.0%	–5.3	p.p.
Cost to Income (excl. Capital Markets)	57.9%	68.7%	67.0%	–1.7	p.p.
Operating Costs / Average Net Assets	1.69%	2.12%	1.82%	–0.30	p.p.
Total Assets (*) per Employee (eur '000)	8 317	7921	9 163	15.7%

(*) Net Assets + Asset Management + Other Off-Balance Sheet Funds + Securitised Credit

7. PROFITABILITY

Based on the annualised results of the first half 2005, Return on equity (ROE) stood at 13.6% and Return on Assets (ROA) at 0.67%.

Profitability

			(%)

	2004

	PABS	IFRS	Jun,05
			IFRS

Return on Equity (ROE)	13.9	6.1	13.6
Return on Assets (ROA)	0.82	0.35	0.67

Index

8. BANK OF PORTUGAL REFERENCE INDICATORS

According to the instruction N. 16/2004 from Bank of Portugal, financial institutions should disclose reference indicators (calculated under the methodology set forth in this regulation), when releasing information concerning Solvency, Credit Quality, Profitability and Efficiency.

The table below lists these indicators for both June 2005 and 2004.

Bank of Portugal Indicators

			(%)

	Jun,04	Jun,04	Jun,05
	PABS	IFRS	IFRS

SOLVENCY
Regulatory Capital / Risk Weighted Assets	10.95	10.95	11.80
Tier I Capital / Risk Weighted Assets	6.90	6.90	6.44

ASSET QUALITY
Overdue & Doubtful Loans (a)/ Gross Loans	2.13	2.09	1.87
Overdue & Doubtful Loans Net of Provisions (b) / Net Loans (b)	0.53	0.52	–0.87

PROFITABILITY
Income before Taxes and Minorities / Average Equity ( c)	13.30	8.82	12.24
Banking Income (d) / Average Net Assets	3.34	3.45	3.25
Income before Taxes and Minorities / Average Net Assets	0.82	0.57	0.72

EFFICIENCY
General Admin Costs (d)+ Depreciation / Banking Income (d)	50.4	61.3	56.0
Staff Costs / Banking Income (d)	22.4	33.8	28.2

(a) Calculated according to BoP Circular Letter no. 99/03/2003
(b) Credit net of provisions for overdue loans and for doubtful loans
( c) Includes Average Minorities
( d) Calculated according to BoP Instruction no 16/2004

Index

9. DIRECT BANKING AND OTHER

Direct Channels

The number of users of Internet Banking for individual customers – BESnet – reached 728 000 in June, corresponding to a YoY increase of 6.1%. The number of logins and transactions continued to grow at a sustained pace, rising YoY by respectively 14.8% and 13.5%. Low value transactions processing reached 39.8%, above 36.0% registered in 1H 2004.

The website increased its role as a source of information on the Bank’s product offer, with a 2.3 million average monthly visits between January and June (+25.3% YoY).

The number of companies using the Internet banking service for corporate customers – BESnet Negócios – reached 40 000, a YoY increase of 14.8%. Logins were up by 25.5% and transactions by 44.3%, proving the importance of this channel as a transactional support to the companies’ activity.

Electronic Banking

Pmelink.pt, the largest domestic online business centre for companies promoted under a joint venture between BES, CGD and PT, already has more than 19 995 companies as customers (14 460 in June 2004), a YoY increase of 38%. Turnover of the portal reached euro 6.3 million, a 36% YoY increase.

In the first half of 2005, Banco BEST reinforced its asset management product offer by selling mutual funds from highly recognised investment management firms. The Client base reached 38 000, up 37% YoY. Assets under management totalled euro 450 million, corresponding to an increase of 34% versus June 2004.

Index

Other aspects

In the 2005 edition of the Investor Relations Awards (promoted by Deloitte Consulting with the support of Diário Económico and Semanário Económico), an initiative intended to stimulate improvements and transparency in the financial information of listed companies, BES Group was distinguished with the following prizes:

Grand Prize for the Best Global Investor Relations Programme among the PSI20 companies — BES

Best annual report among financial institutions — BES

Best information about Corporate Governance — BES

Best use of technology for Investor Relations — BES

Best CEO in Investor Relations — Ricardo Salgado

Best Investor Relations Officer — Elsa Jardim

Best Research House — ES Investment

Best Research Analyst — Miguel Viana (ES Investment)

Index

BANCO ESPÍRITO SANTO, S.A.

CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2005

	Jun,04	Jun,04	Jun,05
	PABS	IFRS	IFRS
	(eur '000)	(eur '000)	(eur '000)

NET ASSETS
Cash and deposits at Central Banks	692 504	693 357	691 435
Loans and advances to credit institutions	443 858	443 858	538 370
Financial Assets held for trading	1 868 300	1 868 300	3 459 707
Other financial assets at fair value through the P&L			2 133 902
Financial Assets available for sale	5 061 680	3 630 770	3 004 860
Other loans and advances to credit institutions	5 277 866	5 318 100	4 731 296
Loans and advances to customers	27 146 129	27 311 173	29 297 721
(Provisions)	(788 700)	(788 700)	(817 331)
Financial Assets held to maturity	560 587	560 587	556 234
Financial Assets with repurchase agreements	–	–	–
Fair value of Hedging derivatives	165 608	165 608	53 532
Non current assets held for sale	81 727	81 727	123 438
Property and equipment	–	–	–
Other tangible assets	338 697	338 697	348 737
Intangible assets	155 310	101 920	75 310
Investments in associated companies	45 748	53 477	60 746
Current tax assets	4 847	4 847	23 174
Deferred tax assets	–	102 646	195 868
Other assets	2 238 819	892 691	1 704 924

TOTAL NET ASSETS	44 081 680	41 567 758	46 999 254

LIABILITIES
Amounts owed to central banks	106 942	106 942	464 148
Financial liabilities held for trading	613 663	613 663	1 653 026
Other financial liabilities at fair value through the P&L	–	–	–
Amounts owed others credit institutions	6 552 101	6 571 503	7 769 746
Amounts owned to customers	19 580 592	19 640 775	17 993 592
Debt securities	11 701 640	9 798 649	12 924 300
Passivos financeiros associados a activos transferidos	–	–	–
Fair value of hedging derivatives	123 237	123 237	64 659
Non current liabilities held for sale	–	–	–
Provisions	560 217	83 859	109 559
Current tax liabilities	10 905	10 905	27 957
Deferred tax liabilities	–	31 942	102 892
Capital instruments	–	–	–
Other subordinated liabilities	1 534 346	1 551 656	2 023 437
Other liabilities	395 041	361 225	1 117 754

TOTAL LIABILITIES	41 178 684	38 894 356	44 251 070

SHAREHOLDERS' EQUTY
Share capital	1 500 000	1 500 000	2 100 000
Share premium	300 000	300 000	300 000
Other capital instruments	–	–	–
Revaluation reserves	–	–	158 750
Other reserves and retained earnings	199 495	113 027	50 171
(Treasury stock)	–	100 174	90 120
Net income for the year	131 765	73 995	148 960
(Anticipated dividends)	–	–	–
Minority interests	771 736	786 554	80 423

TOTAL SHAREHOLDERS' EQUTY	2 902 996	2 673 402	2 748 184

TOTAL LIABILITIES + SHAREHOLDERS' EQUTY	44 081 680	41 567 758	46 999 254

Index

BANCO ESPÍRITO SANTO, S.A.

CONSOLIDATED INCOME STATEMENT AS AT 30 JUNE 2005

	Jun,04	Jun,04	Jun,05
	PABS	IFRS	IFRS
	(eur '000)	(eur '000)	(eur '000)

Interest Income	1 060 697	1 056 425	937 269
Interest expense	708 554	706 868	591 584

Net interest income	352 143	349 557	345 685

Dividends on securities	13 325	13 325	30 659
Commissions and other similar income	224 578	224 578	227 418
Commissions and other similar expenses	22 814	22 814	33 514
Gains and losses in financial assets at fair value	7 896	7 896	(44 597)
Gains and losses in financial assets available for sale	70 738	27 077	72 752
Gains and losses in foreign exchange revaluation	4 893	4 893	51 590
Gains and losses in the sale of others assets	35 490	35 490	31 271
Other net income from banking activity	32 886	58 708	34 592

Banking Income	719 135	698 710	715 856

Staff expenses	161 722	236 513	202 632
Other administrative expenses	136 305	142 596	159 782
Depreciation	65 711	50 498	40 243
Provisions net of reversals	30 858	6 858	12 520
Loan impairment net of reversals and recoveries	131 814	131 814	120 534
Other financial assets' impairment net of reversals and recoveries	15 769	15 769	14 777
Other assets' impairment net of reversals and recoveries	1 115	1 115	(1 698)
Equity in earnings of associated companies	1 934	1 934	3 335

Income before taxes	177 775	115 481	170 401

Taxes
Current	24 545	24 545	31 905
Deferred	–	1 679	(12 508)

Income after taxes	153 230	89 257	151 004

Minority interests	21 465	15 262	2 044

Net income for half year	131 765	73 995	148 960

This news release may include certain statements relating to the Banco Espírito Santo Group that are neither reported financial results nor other historical information. These statements may include targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations and any statement preceded by, followed by or including words like “believes”, “expects”, “aims”, “intends”, “may” or similar expressions.
By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. These factors include, but are not limited to, changes in economic conditions in individual countries in which the BES Group conducts its business and internationally, fiscal or other policies adopted by various governments and regulatory authorities of Portugal and other jurisdictions, levels of competition from other banks and financial services companies as well as future exchange and interest rates.
Banco Espírito Santo does not undertake to release publicly any revision to the forward-looking information included in this news release to reflect events, circumstances or unanticipated events occurring after the date hereof.